Contact

www.linkedin.com/in/seantepper
(LinkedIn)
tykr.pro (Company)

Top Skills

Slicing the driver off the tee

Eating ice cream

Investing

Sean Tepper

Founder & CEO at Tykr

Pewaukee, Wisconsin, United States

Summary

About Tykr:

• Founded in 2020

• Over 13,000 customers in over 50 countries

• Trustpilot Score of 4.6/5.0

Who Tykr serves:

• Retail Investors - Tykr helps retail investors buy and sell stocks with confidence.

• Brokers - Tykr helps brokers increase transactions by about 30% per month and increase account sizes from about $5K to about $180K.

• Wealth managers - Tykr helps wealth managers increase leads and AUM.

• Schools - Tykr helps middle school, high school, and college students confidently get started in the stock market.

Tykr features:

• Traffic light rating system - On Sale (Green), Watch (Gray), or Overpriced (Red)

• Web app

• Mobile app (iOS and Android)

• Broker Connections (25+ brokers including Schwab, Fidelity, Robinhood, E*TRADE, and more...)

• Over 60,000 Stocks

• Over 3,000 ETFs

• Over 3,000 Crypto coins

• Education modules inspired by Duolingo

• Portfolio tracker

• Watchlist

• Watchlist alerts

• AI Investing Helper

• Confidence Booster powered by OpenAI

• Custom Alerts

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Experience

Tykr
Founder & CEO
June 2020 - Present (6 years)
Pewaukee, Wisconsin, United States

Tykr is a stock screener and education platform all-in-one that helps investors buy and sell stocks with confidence. No matter if you're a beginner or advanced investor, Tykr makes investing easier for everyone.

Kohler Co.
Project Manager
September 2019 - Present (6 years 9 months)
Kohler, Wisconsin, United States

IT PROJECT MANAGER
IT Project Manager
May 2011 - May 2023 (12 years 1 month)
Milwaukee

I have served as an independent IT consultant since 2011.

Swirl Insurance Services
CTO
January 2018 - August 2019 (1 year 8 months)
United States

Founded in 2017, Swirl focused on automating processes for Insurance Agencies, Residential Mortgage Lenders, and Residential Loan Servicers.

GE
Project Manager
March 2017 - December 2017 (10 months)
Waukesha, Wisconsin, United States

Direct Supply
Project Manager
February 2016 - February 2017 (1 year 1 month)
Milwaukee, Wisconsin, United States

GE
Project Manager

August 2014 - December 2015 (1 year 5 months)
Waukesha, Wisconsin, United States

Triad Creative Group
Vice President
October 2010 - May 2011 (8 months)

Choice Productions merged with Triad Creative Group in October of 2010.

For nearly 4 decades, Triad Creative Group has provided its clients with an integrated single source for award-winning Marketing & Advertising, Trade Show Exhibits and Signs & Graphics.

Choice Productions
President
October 2006 - October 2010 (4 years 1 month)
United States

Digital Media Firm founded in 2006 to help businesses of all sizes with custom software solutions and digital marketing services.   The company size grew to five employees over four years and merged with Triad Creative Group in October of 2010.

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Education

Institute of Project Management
PMP, Project Management · (2017 - 2018)

University of Wisconsin-Milwaukee
 · (2001 - 2006)